RECEIVED
MAR 3 1 2004
SEC MAIL PROCESSING SECTION WASH. D.C.

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.	0001199476
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, March 30, 2004, Series 2004-3	333-100675

Name of Person Filing the Document
(If Other than the Registrant)

04021764

PROCESSED
APR 02 2004
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 30, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:________________________
Name: Michael Commaroto
Title: President

By:________________________
Name: Steve Katz
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 30, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:/s/ Michael Commaroto
Name: Michael Commaroto
Title: President

By:/s/ Steve Katz
Name: Steve Katz
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DMSI 04-3
2-4 Family; DMSI 04-3 - ARM

Deutsche Bank

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
ARM - 3 Year/6 Month	5	$1,558,226	3.31%
ARM - 3 Year/6 Month - 3 Year IO	93	26,366,148	56.00
ARM - 5 Year/6 Month	12	2,095,799	4.45
ARM - 5 Year/6 Month - 5 Year IO	61	16,792,444	35.67
ARM - 10 Year/6 Month - 10 Year IO	1	268,800	0.57
Total:	172	$47,081,418	100.00%

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	1	$39,100	0.08%
50,000.01 - 100,000.00	21	1,476,700	3.14
100,000.01 - 150,000.00	32	4,157,440	8.83
150,000.01 - 200,000.00	21	3,683,000	7.82
200,000.01 - 250,000.00	15	3,408,200	7.24
250,000.01 - 300,000.00	25	6,917,400	14.69
300,000.01 - 350,000.00	7	2,268,400	4.82
350,000.01 - 400,000.00	10	3,708,000	7.88
400,000.01 - 450,000.00	11	4,640,500	9.86
450,000.01 - 500,000.00	10	4,783,900	10.16
500,000.01 - 550,000.00	7	3,712,800	7.89
550,000.01 - 600,000.00	2	1,148,000	2.44
600,000.01 - 650,000.00	5	3,225,750	6.85
650,000.01 - 700,000.00	3	2,007,400	4.26
800,000.01 - 850,000.00	1	820,000	1.74
1,000,000.01 >=	1	1,088,750	2.31
Total:	172	$47,085,340	100.00%

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	1	$39,100	0.08%
50,000.01 - 100,000.00	21	1,476,039	3.14
100,000.01 - 150,000.00	32	4,156,730	8.83
150,000.01 - 200,000.00	21	3,682,516	7.82
200,000.01 - 250,000.00	15	3,408,200	7.24
250,000.01 - 300,000.00	25	6,916,067	14.69
300,000.01 - 350,000.00	7	2,268,400	4.82
350,000.01 - 400,000.00	10	3,707,898	7.88
400,000.01 - 450,000.00	11	4,640,500	9.86
450,000.01 - 500,000.00	10	4,783,267	10.16
500,000.01 - 550,000.00	7	3,712,800	7.89
550,000.01 - 600,000.00	2	1,148,000	2.44
600,000.01 - 650,000.00	5	3,225,750	6.85
650,000.01 - 700,000.00	3	2,007,400	4.26
800,000.01 - 850,000.00	1	820,000	1.74
1,000,000.01 >=	1	1,088,750	2.31
Total:	172	$47,081,418	100.00%

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	$250,000	0.53%
5.000 - 5.499	12	3,287,526	6.98
5.500 - 5.999	43	11,557,404	24.55
6.000 - 6.499	48	14,713,693	31.25
6.500 - 6.999	50	13,574,439	28.83
7.000 - 7.499	16	3,288,441	6.98
7.500 - 7.999	2	409,916	0.87
Total:	172	$47,081,418	100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from any company mentioned herein.

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	66	$25,468,077	54.09%
Massachusetts	13	4,448,840	9.45
New York	6	2,407,974	5.11
Washington	13	2,026,750	4.30
Connecticut	4	1,889,694	4.01
Oregon	10	1,557,050	3.31
Colorado	5	1,344,700	2.86
Arizona	9	1,250,470	2.66
Illinois	5	1,091,200	2.32
Florida	5	877,771	1.86
New Jersey	3	694,780	1.48
Georgia	6	638,940	1.36
Rhode Island	4	602,300	1.28
Nevada	3	568,000	1.21
Idaho	4	489,500	1.04
Ohio	5	485,000	1.03
Texas	3	350,800	0.75
District of Columbia	1	272,000	0.58
Pennsylvania	2	264,900	0.56
Utah	2	172,900	0.37
Tennessee	2	100,500	0.21
Indiana	1	79,273	0.17
Total:	172	$47,081,418	100.00%

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2-4 Family	172	$47,081,418	100.00%
Total:	172	$47,081,418	100.00%

Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	2	$134,780	0.29%
55.01 - 60.00	2	131,259	0.28
60.01 - 65.00	4	1,493,076	3.17
65.01 - 70.00	8	1,959,500	4.16
70.01 - 75.00	18	3,495,320	7.42
75.01 - 80.00	136	39,697,382	84.32
85.01 - 90.00	2	170,100	0.36
Total:	172	$47,081,418	100.00%

*** The Above LTV Calculation does not include Simultaneous Seconds

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	119	$36,183,310	76.85%
Full/Alt	53	10,898,108	23.15
Total:	172	$47,081,418	100.00%

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
620 - 639	3	$1,575,694	3.35%
640 - 659	10	2,635,441	5.60
660 - 679	17	5,084,700	10.80
680 - 699	32	7,639,976	16.23
700 - 719	37	9,849,436	20.92
720 - 739	27	7,549,653	16.04
740 - 759	25	7,359,132	15.63
760 - 779	10	1,660,587	3.53
780 - 799	7	2,918,000	6.20
800 >=	4	808,800	1.72
Total:	172	$47,081,418	100.00%

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	121	$34,572,154	73.43%
Refinance - Rate Term	28	6,859,787	14.57
Refinance - Cashout	23	5,649,477	12.00
Total:	172	$47,081,418	100.00%

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Investment	103	$24,938,140	52.97%
Primary	36	14,969,993	31.80
Second Home	33	7,173,284	15.24
Total:	172	$47,081,418	100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Prepayment Penalty Months	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	137	$39,973,955	84.90%
36	35	7,107,463	15.10
Total:	172	$47,081,418	100.00%

Non-zero Weighted Average Prepay Penalty Term: 36

Margin	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	$272,000	0.58%
2.500 - 2.999	170	46,433,418	98.62
3.500 - 3.999	1	376,000	0.80
Total:	172	$47,081,418	100.00%

Max Rate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.000 - 10.499	4	$785,650	1.67%
10.500 - 10.999	18	5,304,254	11.27
11.000 - 11.499	24	7,049,369	14.97
11.500 - 11.999	51	13,046,340	27.71
12.000 - 12.499	42	11,982,741	25.45
12.500 - 12.999	27	7,441,164	15.80
13.000 - 13.499	6	1,471,900	3.13
Total:	172	$47,081,418	100.00%

Min Rate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	$272,000	0.58%
2.500 - 2.999	170	46,433,418	98.62
3.500 - 3.999	1	376,000	0.80
Total:	172	$47,081,418	100.00%

Life Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.00000	74	$19,157,043	40.69%
6.00000	98	27,924,375	59.31
Total:	172	$47,081,418	100.00%

Initial Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.00000	172	$47,081,418	100.00%
Total:	172	$47,081,418	100.00%

Periodic Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00000	172	$47,081,418	100.00%
Total:	172	$47,081,418	100.00%

Month of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2007-01-01	10	$2,509,176	5.33%
2007-02-01	13	4,268,398	9.07
2007-03-01	68	19,693,200	41.83
2007-04-01	7	1,453,600	3.09
2008-07-01	1	455,694	0.97
2008-08-01	1	64,000	0.14
2008-12-01	5	875,309	1.86
2009-01-01	5	1,222,864	2.60
2009-02-01	14	2,951,577	6.27
2009-03-01	44	12,891,500	27.38
2009-04-01	3	427,300	0.91
2014-03-01	1	268,800	0.57
Total:	172	$47,081,418	100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
ARM - 3 Year/6 Month	2	$1,649,305	4.07%
ARM - 3 Year/6 Month - 3 Year IO	34	26,111,050	64.48
ARM - 5 Year/6 Month - 5 Year IO	16	12,731,600	31.44
Total:	52	$40,491,955	100.00%

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
600,000.01 - 650,000.00	18	$11,506,900	28.42%
650,000.01 - 700,000.00	6	4,054,400	10.01
700,000.01 - 750,000.00	4	2,851,200	7.04
750,000.01 - 800,000.00	8	6,298,250	15.55
800,000.01 - 850,000.00	3	2,437,300	6.02
850,000.01 - 900,000.00	3	2,659,600	6.57
900,000.01 - 950,000.00	2	1,852,000	4.57
950,000.01 - 1,000,000.00	4	3,956,250	9.77
1,000,000.01 >=	4	4,876,750	12.04
Total:	52	$40,492,650	100.00%

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
600,000.01 - 650,000.00	18	$11,506,205	28.42%
650,000.01 - 700,000.00	6	4,054,400	10.01
700,000.01 - 750,000.00	4	2,851,200	7.04
750,000.01 - 800,000.00	8	6,298,250	15.55
800,000.01 - 850,000.00	3	2,437,300	6.02
850,000.01 - 900,000.00	3	2,659,600	6.57
900,000.01 - 950,000.00	2	1,852,000	4.57
950,000.01 - 1,000,000.00	4	3,956,250	9.77
1,000,000.01 >=	4	4,876,750	12.04
Total:	52	$40,491,955	100.00%

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	$618,800	1.53%
5.000 - 5.499	3	2,754,000	6.80
5.500 - 5.999	21	17,119,405	42.28
6.000 - 6.499	17	12,715,650	31.40
6.500 - 6.999	10	7,284,100	17.99
Total:	52	$40,491,955	100.00%

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	41	$32,544,650	80.37%
Washington	2	1,465,000	3.62
New York	2	1,301,705	3.21
Pennsylvania	1	893,100	2.21
Arizona	1	802,300	1.98
Illinois	1	800,000	1.98
Maine	1	708,000	1.75
Texas	1	703,200	1.74
South Carolina	1	650,000	1.61
Nevada	1	624,000	1.54
Total:	52	$40,491,955	100.00%

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	31	$25,086,250	61.95%
2-4 Family	10	7,141,900	17.64
PUD	8	6,314,500	15.59
Condo	3	1,949,305	4.81
Total:	52	$40,491,955	100.00%

Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
60.01 - 65.00	3	$2,701,750	6.67%
65.01 - 70.00	4	3,439,100	8.49
70.01 - 75.00	12	9,379,750	23.16
75.01 - 80.00	33	24,971,355	61.67
Total:	52	$40,491,955	100.00%

*** The Above LTV Calculation does not include Simultaneous Seconds

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	48	$37,367,955	92.28%
Full/Alt	4	3,124,000	7.72
Total:	52	$40,491,955	100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
620 - 639	6	$4,785,555	11.82%
640 - 659	7	5,095,000	12.58
660 - 679	10	7,300,550	18.03
680 - 699	9	7,123,200	17.59
700 - 719	9	6,925,850	17.10
720 - 739	4	2,868,750	7.08
740 - 759	5	4,770,750	11.78
760 - 779	1	802,300	1.98
780 - 799	1	820,000	2.03
Total:	52	$40,491,955	100.00%

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	30	$23,370,855	57.72%
Refinance - Cashout	13	10,334,600	25.52
Refinance - Rate Term	9	6,786,500	16.76
Total:	52	$40,491,955	100.00%

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	45	$35,398,455	87.42%
Investment	6	4,443,500	10.97
Second Home	1	650,000	1.61
Total:	52	$40,491,955	100.00%

Prepayment Penalty Months	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	47	$36,698,755	90.63%
36	5	3,793,200	9.37
Total:	52	$40,491,955	100.00%
Non-zero Weighted Average Prepay Penalty Term: 36			

Margin	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.500 - 2.999	52	$40,491,955	100.00%
Total:	52	$40,491,955	100.00%

Max Rate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.500 - 10.999	8	$6,144,300	15.17%
11.000 - 11.499	9	7,659,000	18.91
11.500 - 11.999	17	13,895,005	34.32
12.000 - 12.499	11	7,810,650	19.29
12.500 - 12.999	7	4,983,000	12.31
Total:	52	$40,491,955	100.00%

Min Rate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.500 - 2.999	52	$40,491,955	100.00%
Total:	52	$40,491,955	100.00%

Life Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.00000	16	$12,731,600	31.44%
6.00000	36	27,760,355	68.56
Total:	52	$40,491,955	100.00%

Initial Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.00000	52	$40,491,955	100.00%
Total:	52	$40,491,955	100.00%

Periodic Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00000	52	$40,491,955	100.00%
Total:	52	$40,491,955	100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DMSI 04-3
Bal > 600k; DMSI 04-3 - ARM

Deutsche Bank

Month of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2006-11-01	1	$802,300	1.98%
2007-01-01	7	5,752,350	14.21
2007-02-01	6	4,176,305	10.31
2007-03-01	19	14,718,600	36.35
2007-04-01	3	2,310,800	5.71
2009-02-01	5	4,277,100	10.56
2009-03-01	9	7,023,500	17.35
2009-04-01	2	1,431,000	3.53
Total:	52	$40,491,955	100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DMSI 04-3 - Fixed; Loans with Prepay

Deutsche Bank

Prepay Type - 12 mos prepay	Number of Loans	Current Principal Balance	% of Current Principal Balance
Standard - 80% of 6 mos	194	42,450,955.03	86.19
2%	16	4,747,073.09	9.64
1%	11	2,055,657.82	4.17
Total:	221	49,253,685.94	100.00

Prepay Type - 24 mos prepay	Number of Loans	Current Principal Balance	% of Current Principal Balance
Standard - 80% of 6 mos	109	18,473,250.26	91.59
1%	6	885,912.43	4.39
2%	3	810,226.42	4.02
Total:	118	20,169,389.11	100.00

Prepay Type - 36 mos prepay	Number of Loans	Current Principal Balance	% of Current Principal Balance
Standard - 80% of 6 mos	219	37,847,484.05	90.20
1%	11	2,277,310.79	5.43
2%	6	1,835,508.98	4.37
Total:	236	41,960,303.82	100.00

Prepay Type - 60 mos prepay	Number of Loans	Current Principal Balance	% of Current Principal Balance
Standard - 80% of 6 mos	364	65,400,736.68	94.39
1%	15	2,438,938.65	3.52
2%	7	1,447,546.09	2.09
Total:	386	69,287,221.42	100.00

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

DMSI 04-3
DMSI 04-3 - ARM; Loans with Prepay

Deutsche Bank

Prepay Type - 12 mos prepay	Number of Loans	Current Principal Balance	% of Current Principal Balance
Standard - 80% of 6 mos	1	327,447.30	100.00
Total:	1	327,447.30	100.00

Prepay Type - 24 mos prepay

Prepay Type - 36 mos prepay	Number of Loans	Current Principal Balance	% of Current Principal Balance
Standard - 80% of 6 mos	195	36,935,907.41	100.00
Total:	195	36,935,907.41	100.00

Prepay Type - 60 mos prepay

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
ARM - 7 Year/6 Month - 7 Year IO	9	$1,292,200	0.86%
ARM - 3 Year/6 Month	29	5,257,685	3.49
ARM - 3 Year/6 Month - 3 Year IO	500	90,116,104	59.84
ARM - 5 Year/6 Month	41	7,419,907	4.93
ARM - 5 Year/6 Month - 5 Year IO	272	45,777,398	30.40
ARM - 10 Year/6 Month - 10 Year IO	4	739,800	0.49
Total:	855	$150,603,093	100.00%

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	14	$568,100	0.38%
50,000.01 - 100,000.00	163	12,884,400	8.55
100,000.01 - 150,000.00	231	28,932,640	19.21
150,000.01 - 200,000.00	164	29,020,500	19.27
200,000.01 - 250,000.00	117	26,346,850	17.49
250,000.01 - 300,000.00	83	22,778,300	15.12
300,000.01 - 350,000.00	52	16,661,700	11.06
350,000.01 - 400,000.00	10	3,708,000	2.46
400,000.01 - 450,000.00	10	4,200,500	2.79
450,000.01 - 500,000.00	7	3,355,900	2.23
500,000.01 - 550,000.00	3	1,604,800	1.07
550,000.01 - 600,000.00	1	560,000	0.37
Total:	855	$150,621,690	100.00%

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	14	$568,100	0.38%
50,000.01 - 100,000.00	163	12,881,856	8.55
100,000.01 - 150,000.00	231	28,928,974	19.21
150,000.01 - 200,000.00	165	29,216,817	19.40
200,000.01 - 250,000.00	116	26,144,038	17.36
250,000.01 - 300,000.00	83	22,774,717	15.12
300,000.01 - 350,000.00	52	16,659,493	11.06
350,000.01 - 400,000.00	10	3,707,898	2.46
400,000.01 - 450,000.00	10	4,200,500	2.79
450,000.01 - 500,000.00	7	3,355,900	2.23
500,000.01 - 550,000.00	3	1,604,800	1.07
550,000.01 - 600,000.00	1	560,000	0.37
Total:	855	$150,603,093	100.00%

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	9	$1,659,900	1.10%
5.000 - 5.499	76	12,869,876	8.55
5.500 - 5.999	250	43,662,245	28.99
6.000 - 6.499	257	45,262,569	30.05
6.500 - 6.999	206	36,603,294	24.30
7.000 - 7.499	50	9,332,534	6.20
7.500 - 7.999	7	1,212,674	0.81
Total:	855	$150,603,093	100.00%

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	226	$54,874,311	36.44%
Colorado	58	9,152,775	6.08
Arizona	72	9,113,112	6.05
Washington	50	8,606,550	5.71
Georgia	66	8,292,099	5.51
Florida	46	7,170,358	4.76
Massachusetts	25	6,616,772	4.39
Oregon	41	6,143,450	4.08
Nevada	37	5,458,372	3.62
New York	16	4,061,485	2.70
Illinois	22	3,753,343	2.49
Virginia	17	3,659,329	2.43
North Carolina	29	3,107,524	2.06
Texas	29	2,732,661	1.81
New Jersey	13	2,265,600	1.50
Maryland	10	1,939,353	1.29
Ohio	17	1,762,185	1.17
Utah	15	1,754,750	1.17
Connecticut	5	1,421,546	0.94
Idaho	10	1,299,850	0.86
Pennsylvania	8	1,080,300	0.72
New Mexico	5	977,131	0.65
Montana	6	914,250	0.61
Rhode Island	6	910,300	0.60
South Carolina	7	790,797	0.53
District of Columbia	3	640,800	0.43
Delaware	2	432,000	0.29
New Hampshire	2	411,600	0.27
Michigan	4	387,723	0.26
Oklahoma	2	315,600	0.21
Tennessee	3	230,200	0.15
Louisiana	1	193,300	0.13
Indiana	1	79,273	0.05
Kansas	1	54,396	0.04
Total:	855	$150,603,093	100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	472	$78,046,717	51.82%
2-4 Family	153	35,376,151	23.49
PUD	134	21,815,684	14.49
Condo	96	15,364,542	10.20
Total:	855	$150,603,093	100.00%

Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	6	$704,780	0.47%
50.01 - 55.00	1	52,900	0.04
55.01 - 60.00	7	661,759	0.44
60.01 - 65.00	12	1,337,309	0.89
65.01 - 70.00	29	5,515,928	3.66
70.01 - 75.00	70	11,390,846	7.56
75.01 - 80.00	691	124,166,227	82.45
80.01 - 85.00	8	1,317,450	0.87
85.01 - 90.00	18	3,254,197	2.16
90.01 - 95.00	13	2,201,698	1.46
Total:	855	$150,603,093	100.00%

*** The Above LTV Calculation does not include Simultaneous Seconds

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	582	$108,784,556	72.23%
Full/Alt	247	36,565,973	24.28
No Documentation	26	5,252,565	3.49
Total:	855	$150,603,093	100.00%

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1 - 619	2	$415,405	0.28%
620 - 639	35	7,504,311	4.98
640 - 659	82	15,507,454	10.30
660 - 679	117	19,981,869	13.27
680 - 699	138	23,617,845	15.68
700 - 719	134	22,988,646	15.26
720 - 739	124	22,114,017	14.68
740 - 759	100	17,248,542	11.45
760 - 779	82	13,342,759	8.86
780 - 799	34	6,609,146	4.39
800 >=	7	1,273,100	0.85
Total:	855	$150,603,093	100.00%

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	578	$101,862,287	67.64%
Refinance - Rate Term	148	25,187,418	16.72
Refinance - Cashout	129	23,553,388	15.64
Total:	855	$150,603,093	100.00%

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Investment	418	$68,331,887	45.37%
Primary	255	53,541,120	35.55
Second Home	182	28,730,086	19.08
Total:	855	$150,603,093	100.00%

Prepayment Penalty Months	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	682	$124,612,382	82.74%
12	1	327,447	0.22
36	172	25,663,264	17.04
Total:	855	$150,603,093	100.00%

Non-zero Weighted Average Prepay Penalty Term: 36

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Margin	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	$272,000	0.18%
2.500 - 2.999	852	149,734,593	99.42
3.500 - 3.999	2	596,500	0.40
Total:	855	$150,603,093	100.00%

Max Rate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.000 - 10.499	16	$3,571,950	2.37%
10.500 - 10.999	91	14,717,150	9.77
11.000 - 11.499	147	23,538,912	15.63
11.500 - 11.999	274	48,935,516	32.49
12.000 - 12.499	199	36,056,008	23.94
12.500 - 12.999	106	19,266,948	12.79
13.000 - 13.499	21	4,298,110	2.85
13.500 - 13.999	1	218,500	0.15
Total:	855	$150,603,093	100.00%

Min Rate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	$272,000	0.18%
2.500 - 2.999	852	149,734,593	99.42
3.500 - 3.999	2	596,500	0.40
Total:	855	$150,603,093	100.00%

Life Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.00000	326	$55,229,305	36.67%
6.00000	529	95,373,789	63.33
Total:	855	$150,603,093	100.00%

Initial Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.00000	855	$150,603,093	100.00%
Total:	855	$150,603,093	100.00%

Periodic Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.00000	855	$150,603,093	100.00%
Total:	855	$150,603,093	100.00%

Month of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2006-12-01	3	$569,695	0.38%
2007-01-01	76	13,899,168	9.23
2007-02-01	89	16,742,726	11.12
2007-03-01	322	56,189,350	37.31
2007-04-01	39	7,972,850	5.29
2008-08-01	1	64,000	0.04
2008-09-01	2	212,176	0.14
2008-11-01	5	785,284	0.52
2008-12-01	12	2,516,455	1.67
2009-01-01	30	4,467,099	2.97
2009-02-01	64	10,197,491	6.77
2009-03-01	183	32,333,900	21.47
2009-04-01	16	2,620,900	1.74
2011-03-01	9	1,292,200	0.86
2014-03-01	4	739,800	0.49
Total:	855	$150,603,093	100.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), was prepared solely by the Underwriter(s), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. Prospective investors are advised to read carefully, and should rely solely on, the final prospectus and prospectus supplement (the "Final Prospectus") related to the securities (the "Securities") in making their investment decisions. This Material does not include all relevant information relating to the Securities described herein, particularly with respect to the risk and special considerations associated with an investment in the Securities. All information contained herein is preliminary and it is anticipated that such information will change. Any information contained herein will be more fully described in, and will be fully superseded by the preliminary prospectus supplement, if applicable, and the Final Prospectus. Although the information contained in the material is based on sources the Underwriter(s) believe(s) to be reliable, the Underwriter(s) make(s) no representation or warranty that such information is accurate or complete. Such information should not be viewed as projections, forecasts, predictions, or opinions with respect to value. Prior to making any investment decision, a prospective investor shall receive and fully review the Final Prospectus. NOTHING HEREIN SHOULD BE CONSIDERED AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. The Underwriter(s) may hold long or short positions in or buy and sell Securities or related securities or perform for or solicit investment banking services from, any company mentioned herein.

Percentage by range

Loans without MI

FICOs

LTVs		<450	451-500	501-550	551-600	601-650	651-700	701-750	>750
	<20	33.33	0	0	0	66.67	0	0	0
	20-30	19.63	0	0	0	0	55.27	25.1	0
	30-40	0	0	0	0	0	3.03	15.45	81.52
	40-50	11.54	0	0	0	10.49	29.73	29.24	19
	50-60	1.53	0	0	0	23.18	26.55	25.5	23.25
	60-70	0.46	0	0	1.86	31.86	25.04	25.12	15.66
	70-80	0.96	0	0	0.92	29.6	39.57	19.72	9.24
	80-90								
	90-100								
	>100								

(missing)